March 11, 2010

VIA U.S. MAIL AND FAX (408)725-1626

Mr. Wayne N Pham
Vice President of Finance and Controller
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

> **Re: Mission West Properties, Inc**
> **Form 10-KSB for the year ended December 31, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 9, 2009**
> **File No. 001-34000**

Dear Mr. Pham:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief